Exhibit 4.3

AMENDMENT NO. 2 TO
SECOND AMENDED AND RESTATED
PREFERRED SHARE RIGHTS AGREEMENT

     This Amendment No. 2 (this “Amendment”) to the Second Amended and Restated Preferred Shares Rights Agreement (the “Rights Agreement”) is made effective as of October 31, 2001. This Amendment is an amendment to the Rights Agreement dated August 21, 2000 between Cyberonics, Inc., a Delaware corporation (the “Company”), and Fleet National Bank N.A. (formerly known as BankBoston, N.A., formerly known as The First National Bank of Boston and referred to herein as the “Rights Agent”).

RECITALS

     WHEREAS, pursuant to and in compliance with Section 27 of Amendment No. 1 to the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement as set forth herein; and

     WHEREAS, pursuant to and in compliance with Section 21 of the Rights Agreement, the Company and the Rights Agent desire that Fleet National Bank N.A. resign as the Rights Agent and Equiserve Trust Company, N.A. (“Equiserve”) be appointed as the successor Rights Agent; and

     WHEREAS, in connection with the appointment of Equiserve as successor Rights Agent, Equiserve has requested that the Company amend Section 21 of the Rights Agreement.

     NOW THEREFORE, the parties hereto agree as follows:

     Section 1. Amendments. From and after the effective date of this Amendment, the Rights Agreement shall be amended as follows:

     (a) Equiserve is appointed as the successor Rights Agent to Fleet National Bank N.A. and any and all references in the Rights Agreement to the Rights Agent shall mean Equiserve Trust Company, N.A.

     (b) Section 21 is hereby amended and restated in its entirety to read as follows:

     21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to the Company and to each transfer agent of the Common Shares or Preferred shares by registered or certified mail and to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days’ notice in writing mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit such holder’s Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation or trust company organized and doing business under the laws of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has individually or combined with an affiliate at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million dollars. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for that purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares or Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

     Section 2. Remainder of Agreement Not Affected. Except as set forth in Section 1 hereof, the terms and provisions of the Rights Agreement shall remain in full force and effect and are hereby ratified and confirmed.

     Section 3. Authority. Each party represents that such party has full power and authority to enter into this Amendment, and that this Amendment constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

     Section 4. Definitions, References.

     (a) Unless otherwise specifically defined herein, each term used herein which is defined in the Rights Agreement shall have the meaning assigned to such term in the Rights Agreement.

     (b) On and after the effective date of this Amendment (i) all references in the Rights Agreement, including Exhibits B and C, to the Rights Agreement shall be deemed to refer to the Rights Agreement as amended by this Amendment, and all prior amendments, and (ii) all references to “hereof,” “hereunder,” “herein,” “hereby” and other similar references contained in the Rights Agreement as well as each reference to “this Agreement” and each other similar reference contained in the Rights Agreement shall refer to the Rights Agreement, as amended.

     Section 5. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.

CYBERONICS, INC.
By:	/s/ Robert P. Cummins
Robert P. Cummins
Chief Executive Officer and President

FLEET NATIONAL BANK N.A.
By:	/s/ Carol Mulvey-Eori
Carol Mulvey-Eori
Managing Director, Client Administration

EQUISERVE TRUST COMPANY, N.A.
By:	/s/ Carol Mulvey-Eori

Managing Director, Client Administration

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